Exhibit 99.1
DELTA PETROLEUM CORPORATION
ESTIMATED RESERVES
AND NON ESCALATED REMAINING REVENUE
AS OF DECEMBER 31, 2009
RALPH E. DAVIS ASSOCIATES, INC.
HOUSTON, TEXAS

February 18, 2010
Delta Petroleum Corporation
370 Seventeenth Street, Suite 4300
Denver, Colorado 80202

Attn:	Mr. John Wallace President
Re: Estimated Reserves and Non Escalated Future
Net Revenue Remaining as of December 31, 2009
Delta Petroleum Corporation
Dear Mr. Wallace:
At your request the firm of Ralph E. Davis Associates, Inc. of Houston, Texas has prepared an estimate of the oil and natural gas reserves on specific leaseholds in which Delta Petroleum Corporation (Delta) has certain interests. The interests evaluated are applicable to specific oil and gas properties in which Delta may or may not be the operator. This report presents our estimate of the proved developed producing, non-producing and undeveloped reserves anticipated to be produced from those leaseholds.
Davis has reviewed 100% of Delta’s proved developed and undeveloped properties located in various states of the United States. It is our understanding that these properties represent all of Delta’s oil and gas assets that may be classified as proved as per the Securities Exchange Commission directives.
The reserves associated with this review have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Part 210—Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application § 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975. A summation of these definitions is included as a portion of this letter.
We have also estimated the future net revenue and discounted present value associated with these reserves as of December 31, 2009, utilizing a scenario of non-escalated product prices as well as non-escalated costs of operations, i.e., prices and costs were not escalated above current values
1717 St. James Place,Suite 460 Houston,Texas 77056 Office 713-622-8955 Fax 713-626-3664 www.ralphedavis.com
Worldwide Energy Consultants since 1924

Delta Petroleum Corporation	February 18, 2010
Estimated Reserves and Non Escalated Future	Page 2
Net Revenue Remaining as of December 31, 2009
as detailed later in this report. The present value is presented for your information and should not be construed as an estimate of the fair market value.
The results of our study may be summarized as follows:
Non Escalated Pricing Scenario
Estimated Reserves and Future Net Income
Net to Delta Petroleum Corporation
As of December 31, 2009

	Estimated Net Reserves		Estimated Future Net Income ($1000)
Reserve Category	MBarrels	MMCF	Undiscounted	Discounted@ 10%
PROVED RESERVES
Producing	2,555.9	90,111.6	$181,189.1	$126,504.1

Non-Producing	420.7	24,892.0	$43,714.1	$19,821.2

Undeveloped	1,505.2	11,687.5	$37,550.3	$10,358.8

TOTAL PROVED	4,481.8	126,691.1	$262,453.5	$156,684.1
Liquid volumes are expressed in thousands of barrels (MBbls) of stock tank oil. Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure bases of the areas wherein the gas reserves are located.
DATA SOURCE
Basic well and field data used in the preparation of this report were furnished by Delta or were obtained from commercial sources. Records as they pertain to factual matters such as acreage controlled, the number and depths of wells, reservoir pressure and production history, the existence of contractual obligations to others and similar matters were accepted as presented.
Additionally, the analyses of these properties utilized not only the basic data on the subject wells but also data on analogous properties as provided. Well logs, ownership interest, revenues received from the sale of products and operating costs were furnished by Delta. No physical inspection of the properties was made nor any well tests conducted.
RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

Delta Petroleum Corporation	February 18, 2010
Estimated Reserves and Non Escalated Future	Page 3
Net Revenue Remaining as of December 31, 2009
Operating cost data for the previous twelve month period for which data was available were provided by Delta along with an average of each property’s lease operating expense and well operating expense for the same time period. This data was utilized to determine the direct cost of operation for each property or producing unit.
Monthly revenues received from the sale of produced products were compared to published prices in effect in order to develop a pricing differential to each property or unit. The revenue statement for the latest month for which data was available was used to calculate an effective differential between posted product prices and that actually received for a property’s production. The most recent month available was usually dependent upon the type of interest owned by Delta, either an overriding royalty or a working interest position.
RESERVE ESTIMATES
The estimate of reserves included in this report is based primarily upon production history or analogy with wells in the area producing from the same or similar formations. In addition to individual well production history, geological and well test information, when available, were utilized in the evaluation.
The accuracy of reserve estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data. Reserve estimates presented in this report are calculated using acceptable methods and procedures and are believed to be reasonable; however, future reservoir performance may justify revision of these estimates.
PRODUCING RATES
For the purpose of this report, estimated reserves are scheduled for recovery primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data such as reservoir pressure, anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs.
These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of recovery may vary from the estimates included herein.
RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

Delta Petroleum Corporation	February 18, 2010
Estimated Reserves and Non Escalated Future	Page 4
Net Revenue Remaining as of December 31, 2009
PRICING PROVISIONS
Prices utilized in the evaluation results presented in the letter portion of this report and summarized in the various tables included in this evaluation were furnished by Delta. Prices received for products sold, adjustments due to the BTU content of the gas, shrinkage for transportation, measuring or the removal of liquids, the liquid yield from gas processed, etc., were accepted as presented. All prices indicated were reported to be in effect as of the effective date of this evaluation, December 31, 2009
The unit price used throughout this report for crude oil, Natural Gas Liquids and natural gas is based upon the appropriate price in effect the first trading of each month during calendar 2009, and averaged for the year.
Crude Oil and Condensate — The unit price used throughout this report for crude oil and condensate is based upon the average of prices for 2009 as indicated above. A average crude oil price for West Texas Intermediate crude of $61.33 per barrel was held constant throughout the producing life of the property. A pricing differential from this posted price for each producing property had been developed based upon historical sales information. This pricing differential was similarly held constant. Prices for liquid reserves scheduled for initial production at some future date were estimated using current prices on the same properties.
Natural Gas - The unit price used throughout this report for natural gas is based upon the average of prices for 2009 as indicated above. An initial average gas price of $4.202 per MMBtu represents ,the December 31, 2009 NYMEX natural gas price in effect. A similar pricing differential for gas for each property had been developed, and this differential as well as the price for gas was held constant throughout the producing life of the property. Prices for gas reserves scheduled for initial production at some future date were estimated using this same price.
FUTURE NET INCOME
Future net income is based upon gross income from future production, less direct operating expenses and taxes (production, severance, ad valorem or other). Estimated future capital for development and workover costs was also deducted from gross income at the time it will be expended. No allowance was made for depletion, depreciation, income taxes or administrative expense.
Direct lease operating expense includes direct cost of operations of each lease or an estimated value for future operations based upon analogous properties. Lease operating expense and/or capital costs for drilling and/or major workover expense were held constant throughout the remaining producing life of the properties. Neither the cost to abandon onshore properties nor the salvage value of equipment was considered in this report.
RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

Delta Petroleum Corporation	February 18, 2010
Estimated Reserves and Non Escalated Future	Page 5
Net Revenue Remaining as of December 31, 2009
Future net income has been discounted for present worth at values ranging from 0 to 100 percent using continuous discounting. In this report the future net income is discounted at a primary rate of ten (10.0) percent.
GENERAL
Delta Petroleum Corporation has provided access to all of its accounts, records, geological and engineering data, reports and other information as required for this investigation. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.
No consideration was given in this report to either gas contract disputes including take or pay demands or gas sales imbalances.
No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.
If investments or business decisions are to be made in reliance on these estimates by anyone other than our client, such person with the approval of our client is invited to arrange a visit so that he can evaluate the assumptions made and the completeness and extent of the data available on which the estimates are made.
This report has been prepared for the exclusive use of Delta Petroleum Corporation and shall not be reproduced, distributed or made available to any other company without the written consent of Ralph E. Davis Associates, Inc. Such consent will not be unreasonably withheld if the report is utilized in its entirety.

Very truly yours, RALPH E. DAVIS ASSOCIATES, INC.

Allen C. Barron, P.E.
President

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

SECURITIES AND EXCHANGE COMMISSION
DEFINITIONS OF RESERVES
The following information is taken from the United States Securities and Exchange Commission:
PART 210—FORM AND CONTENT OF AND REQUIREMENTS FOR FINANCIAL STATEMENTS, SECURITIES ACT OF 1933, SECURITIES EXCHANGE ACT OF 1934, PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, INVESTMENT COMPANY ACT OF 1940, INVESTMENT ADVISERS ACT OF 1940, AND ENERGY POLICY AND CONSERVATION ACT OF 1975
Rules of General Application
§ 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.
Reserves
Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.
Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).
Proved Oil and Gas Reserves
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.
(i) The area of the reservoir considered as proved includes:
     (A) The area identified by drilling and limited by fluid contacts, if any, and
     (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.
(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.
(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.
(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

Securities and Exchange Commission § 210.4-10 Definitions (of Reserves) Modified, Effective 2009 for Filings of 12/31/2009 and Thereafter	Page 2
     (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and
     (B) The project has been approved for development by all necessary parties and entities, including governmental entities.
(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.
Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.
Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.
Probable Reserves
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.
     (i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.
     (ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.
     (iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.
Possible Reserves
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.
     (i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.
     (ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.
     (iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.
     (iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.
     (v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with

Securities and Exchange Commission § 210.4-10 Definitions (of Reserves) Modified, Effective 2009 for Filings of 12/31/20009 and Thereafter	Page 3
displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.
     (vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.
Developed Oil and Gas Reserves
Developed oil and gas reserves are reserves of any category that can be expected to be recovered:
     (i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and
     (ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.
Undeveloped Oil and Gas Reserves
Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
     (i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.
     (ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.
     (iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.
Additional Definitions:
Deterministic Estimate
The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.
Probabilistic Estimate
The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.
Reasonable Certainty
If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease

QUALIFICATIONS
OF
TECHNICAL PERSONAL

CERTIFICATE OF QUALIFICATION
I, Allen C. Barron, of 1717 St. James Place, Suite 460, Houston, Texas 77056 hereby certify:
1.	I am an employee of Ralph E. Davis Associates, Inc., that has prepared an estimate of the oil and natural gas reserves on specific leaseholds in which Delta Petroleum Corporation has certain interests. The effective date of this evaluation is December 31, 2009.

2.	I am Licensed Professional Engineer by the State of Texas, P.E. License number 48284.

3.	I attended the University of Houston in Houston, Texas and graduated with a Bachelor of Science Degree in Chemical Engineering with a Petroleum Engineering option in 1968. I have in excess of forty years experience in the Petroleum Industry of which over thirty years experience are in the conduct of evaluation and engineering studies relating to both domestic U.S. oil and gas fields and international energy assets.

4.	I have prepared reserve evaluation studies and reserve audits for public and private companies for the purpose of reserve certification filings in foreign countries, domestic regulatory filings, financial disclosures and corporate strategic planning. I personally supervised and participated in the evaluation of the Delta Petroleum Corporation properties that are the subject of this report.

5.	I do not have, nor do I expect to receive, any direct or indirect interest in the securities of Delta Petroleum Corporation. or any affiliated organizations.

6.	A personal field inspection of the properties was not made, however, such an inspection was not considered necessary in view of the information available from public information, records and the files of the operator of the properties.
SIGNED: February 23, 2010

Allen C. Barron, P.E. President Ralph E. Davis Associates, Inc.

1717 St. James Place,Suite 460 Houston,Texas 77056 Office 713-626-8955 Fax 713-626-3664 www.ralphecavs.com
Worldwide Energy Consultants since 1924

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